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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUE
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X Form 40-F___
                                      --

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes ___ No X
                                            --

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date:    March 3, 2004                      ASHANTI GOLDFIELDS COMPANY LIMITED



                                            By:  /s/ Ernest Abankroh
                                                -----------------------
                                            Name:  Ernest Abankroh
                                            Title: Company Secretary

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                    [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]


                             P R E S S  R E L E A S E

FOR IMMEDIATE RELEASE                                               3 March 2004

                            CIRCULAR TO SHAREHOLDERS

Two copies of the circular issued today by Ashanti Goldfields Company Limited ("Ashanti") in connection with the recommended proposal for its merger with AngloGold Limited ("AngloGold") have been submitted for publication through, and will shortly be available for inspection at, the Document Viewing Facility of the UK Listing Authority which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

The documentation in relation to the merger is in the process of being distributed to Ashanti shareholders and they should expect to receive it within one week, subject to local postal arrangements.

There can be no assurance that a transaction with AngloGold will be completed. The implementation of the merger remains subject to, amongst other things, the approval by Ashanti shareholders and the confirmation of the scheme by the High Court.

End